VIA EDGAR

May 6, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jason Drory and Mary Beth Breslin

Re:	TransCode Therapeutics, Inc.
Withdrawal of Acceleration Request and
Request for Acceleration of Effectiveness
Registration Statement on Form S-1
File No. 333-253599

Dear Mr. Drory and Ms. Breslin,

Reference is made to the letter of TransCode Therapeutics, Inc. (the “Company”), filed as correspondence via EDGAR on April 23, 2021, in which the Company requested (the “First Request”) the acceleration of the effective time and date of Company’s Registration Statement on Form S-1 (File No. 333-253599) (the “Registration Statement”) to 5:00 p.m., Eastern time, on April 27, 2021. The Company has filed an Amendment No. 4 to the Registration Statement, dated May 3, 2021 and, as you have requested, formally withdraws the First Request.

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company hereby requests that the effective date and time of the Company’s Registration Statement be accelerated to May 10, 2021, at 5:00 p.m., Eastern time, or as soon as practicable thereafter, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Michael Bison at (617) 570-1933. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Michael Bison, by facsimile to (617) 321-4370.

If you have any questions regarding this request, please contact Michael Bison of Goodwin Procter LLP at (617) 570-1933.

Sincerely,

TRANSCODE THERAPEUTICS, INC.

/s/ Robert Michael Dudley
Robert Michael Dudley
Chief Executive Officer

cc:	Thomas A. Fitzgerald, TransCode Therapeutics, Inc.
Benjamin Bertan, Esq., Goodwin Procter LLP
Kaitlin Carragher, Esq., Goodwin Procter LLP